EXHIBIT 3.1

FIRST AMENDMENT TO THE

THIRD AMENDED AND RESTATED BYLAWS OF

CAPELLA EDUCATION COMPANY

October 29, 2017

Pursuant to the resolutions duly adopted by the Board of Directors of the Capella Education Company, a Minnesota Corporation (the “Corporation”) on October 29, 2017, the Third Amended and Restated Bylaws of the Corporation have been amended to add a new Section 6.06 that provides as follows:

“Section 6.06 Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts of the State of Minnesota shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (c) any action arising pursuant to any provision of the Law or the Articles of Incorporation of the Corporation or these Bylaws (as either may be amended from time to time), (d) any action to interpret, apply, enforce or determine the validity of the Articles of Incorporation of the Corporation or these Bylaws or (e) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 6.06.”